UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Or

[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 000-54863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Eaton Personal Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Eaton Corporation plc

25-26 Fitzwilliam Hall

Fitzwilliam Place

Dublin 2, Ireland

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EATON PERSONAL INVESTMENT PLAN

Date: June 18, 2015	By:	Eaton Pension Administration Committee

	By:	/s/ K. D. Semelsberger
K. D. Semelsberger Senior Vice President and Controller Eaton Corporation

EATON PERSONAL INVESTMENT PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2014

INDEX

Page

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 13

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	14

Consent of Independent Registered Public Accounting Firm

Report Of Independent Registered Accounting Firm

The Pension Administration Committee and the

Pension Investment Committee - Eaton

We have audited the accompanying Statement of Net Assets Available for Benefits of the Eaton Personal Investment Plan (“Plan”) as of December 31, 2014 and 2013, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio

June 18, 2015

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Eaton Personal Investment Plan

	December 31
	2014	2013
ASSETS
Receivable - Employer contributions	$49,527	$5,902
Receivable - Employee contributions	125,500	66,409
Receivable - Interest	4,503	1,756
Receivable - Transfer from IAR	-	72,006,945
Receivable - Transfer from Shaper	-	1,344,622
Notes receivable from participants	5,548,475	2,722,530

Total Receivables	5,728,005	76,148,164

Investments:
Plan interest in Eaton Employee Savings Trust	122,563,115	90,663,672
Plan interest in Eaton Employee Savings Trust Eaton Stable Value Fund	41,251,013	9,871,219

Total Investments	163,814,128	100,534,891

Net Assets Available for Benefits at Fair Value	169,542,133	176,683,055

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(1,964,347)	(147,548)

Net Assets Available for Benefits	$167,577,786	$176,535,507

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Eaton Personal Investment Plan

	Year Ended December 31
	2014	2013
Additions to Net Assets Attributed to:
Contributions:
Employer	$2,770,822	$482,160
Employee	6,997,472	4,429,525
Rollover	301,667	109,214

	10,069,961	5,020,899

Plan interest in Eaton Employee Savings Trust investment gain	6,440,597	16,973,198
Interest income	227,799	121,656

Total Additions before Transfers	16,738,357	22,115,753

Net Transfers (to) from other plans	(156,784)	69,840,221

Total Additions	16,581,573	91,955,974

Deductions from Net Assets Attributed to:
Benefits paid to participants	25,446,672	8,550,965
Administrative expenses	92,622	33,558

Total Deductions	25,539,294	8,584,523

Net Increase (Decrease)	(8,957,721)	83,371,451

Net Assets Available for Benefits:
Beginning of Year	176,535,507	93,164,056

End of Year	$167,577,786	$176,535,507

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Eaton Personal Investment Plan

1	Description of Plan

The following description of the Eaton Personal Investment Plan (“Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which are available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1996, Eaton Corporation (“Company” or “Plan Sponsor”) established the Plan. The Company is a subsidiary of Eaton Corporation plc (“Eaton”). On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit sharing plan under Section 401(a) of the Internal Revenue Code (“Code”), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. The Plan was amended and restated as of January 1, 2014. The Plan was further amended on December 19, 2014.

Eligibility:

The Plan provides that all active and former union employees who belong(ed) to the unions listed in the Plan document, will be (were) eligible for membership in the Plan on the date at which the employee has (had) completed the specified probationary period, as stated in the applicable collective bargaining agreement.

Contributions:

Employee Contributions - Employees may make before-tax or after-tax contributions with maximum employee contribution percentages determined by the applicable collective bargaining agreement. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation, as prescribed by the Internal Revenue Code.

Employer Contributions (Matching) - Certain eligible participants of the Plan may receive a Company matching contribution of 50% up to 6% of their deferred compensation or 25% up to 6% of their deferred compensation, depending on the location.

Employer Contributions (Retirement) - Certain eligible participants of the Plan may receive a Company contribution as specified in the applicable collective bargaining agreement.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan document.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings, and is charged with an allocation of applicable administrative expenses. Allocations, if any, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participants are 100% vested in elective deferrals, Company contributions, subject to certain provisions as defined by the Plan, rollover contributions made to the Plan, and actual earnings thereon.

Notes Receivable from Participants:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Plan Administrator. Principal and interest are paid through payroll deduction for active employees. Terminated employees are permitted to make loan payments directly to Fidelity.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

Investment Options:

Employee contributions may be invested in any of the fund options available under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding notes receivables from participants, were invested in the Eaton Employee Savings Trust (“Master Trust”), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and separate accounts are valued at the redemption value of the units held at year-end. Participant transactions (purchases and sales) occur daily with no restrictions. The common/collective trust and separate accounts have varying investment strategies ranging from mirroring specific market indexes, asset allocation strategies, and bond performance. However, in high volume liquidation demand periods, the Trustee may, at their discretion, delay liquidation requests so that it is in the best interest of all participants in the fund. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

Under the revised accounting standards, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2	Summary of Significant Accounting Policies, Continued

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the Trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2014 and 2013 on behalf of the Plan. Certain transaction costs are paid by participants.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments, as listed in Footnote 4, have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

3	Tax Status

On October 10, 2012, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

3	Tax Status, Continued

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

4	Investments

Fidelity Management Trust Company, Trustee and Recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan are pooled for investment purposes in the Master Trust.

A summary of the assets of the Master Trust is as follows:

	2014	2013
Registered investment companies	$2,222,997,962	$1,645,752,123
Eaton ordinary shares	1,278,287,368	1,048,869,507
Common collective trusts	1,064,423,766	613,641,916
U.S. government securities	121,438,816	153,767,779
Guaranteed investment contracts	395,766,460	163,903,309
Interest-bearing cash	53,993,344	71,722,801
Corporate debt instruments	31,907,407	39,869,444
Receivables	12,904,413	3,654,438
Non interest-bearing cash	402,061	-
Liabilities	(5,393,146)	(4,780,828)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(19,334,389)	(2,819,484)

Total Investments	$5,157,394,062	$3,733,581,005

As of December 31, the Plan had a 3.1% (2014) and 2.7% (2013) interest in the assets of the Master Trust.

4	Investments, Continued

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income (loss) allocated to the participating Plans for the year ended December 31, 2014 and 2013 is as follows:

	2014	2013
Interest and dividend income	$150,304,152	$92,864,577
Net appreciation in fair value of investment funds:
Registered investment companies	100,823,523	275,219,694
Separate accounts	(145,685,594)	322,813,716
Common collective trusts	40,529,693	46,022,592

	$145,971,774	$736,920,579

At December 31, 2014 and 2013, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (72% and 75%), corporate debt instruments (19% and 19%), interest bearing and non interest bearing cash (9% and 5%), and other investments (0% and 1%).

The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2014	2013
EB Money Market Fund	N/A	$186,962,482
Eaton Stable Value Fund	$406,019,464	$185,808,857
Eaton Fixed Income Fund	N/A	$204,931,330
Vanguard Institutional Index	N/A	$222,480,203
Vanguard Institutional Index Plus	$537,897,212	N/A
Fidelity Contrafund	N/A	$229,955,761
Eaton Shares Fund (A unitized fund consisting of Eaton ordinary shares and cash)	$1,309,931,237	$1,078,637,358

5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the ordinary shares of Eaton and the investment funds of the Trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2014 and 2013, the Eaton Shares Fund received $38,267,212 and $24,468,628, respectively, in ordinary share dividends from Eaton, portions of which were a return of capital.

6	Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund co-managed by Standish Mellon Asset Management Company, LLC and Pacific Investment Management Company, LLC, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Footnote 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Standish Mellon and PIMCO, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average market yield of the Fund was 2.59% (2014) and 1.87% (2013). This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 2.63% (2014) and 1.55% (2013).

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The issuer may terminate the contract for cause at any time.

7	Transfers In

At the close of business on December 31, 2013, Cooper Industries IAR and Shaper Lighting 401(k) plans were merged into the Plan. As a result, account balances totaling $69,809,810 and $1,248,804, and notes receivables from participants totaling $2,197,135 and $95,818 were transferred into the Plan.

8	Fair Value Measurements

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies (mutual funds), and separate accounts: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end. Separate accounts may include U.S. government securities and corporate debt securities.

Common collective trusts: Valued at the net unit value of units held by the trust at year-end. The unit value is determined by dividing the total value of fund assets by the total number of units of the Fund owned.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies:
Large-cap equity funds	$32,699,613	$-	$32,699,613
Balanced funds	12,645,125	-	12,645,125
International equity funds	3,119,202	-	3,119,202
Bond funds	2,782,369	-	2,782,369
Mid-cap equity funds	2,564,113	-	2,564,113
Small-cap equity funds	2,138,347	-	2,138,347
REIT funds	1,143,960	-	1,143,960

Total	57,092,729	-	57,092,729

Guaranteed investment contracts:
Stable value funds	-	41,251,013	41,251,013
Common collective trusts:
Money market funds	-	14,633,153	14,633,153
Asset allocation funds	-	12,900,202	12,900,202
Bond funds	-	5,843,159	5,843,159
International equity funds	-	3,055,525	3,055,525
Mid-cap equity funds	-	4,586,076	4,586,076

Total	-	41,018,115	41,018,115
Separate accounts:
Company stock funds	-	16,984,632	16,984,632
Bond funds	-	7,467,639	7,467,639

Total	-	24,452,271	24,452,271

Total investments at fair value	$57,092,729	$106,721,399	$163,814,128

8	Fair Value Measurements, Continued

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013. There are no investments which fall under Level 3 of the hierarchy.

	Level 1 Fair Value	Level 2 Fair Value	Totals
Registered investment companies:
Large-cap equity funds	$23,731,829	$-	$23,731,829
Balanced funds	7,990,507	-	7,990,507
International equity funds	3,751,843	-	3,751,843
Bond funds	2,529,175	-	2,529,175
Mid-cap equity funds	2,690,310	-	2,690,310
Small-cap equity funds	2,585,337	-	2,585,337
REIT funds	868,848	-	868,848

Total	44,147,849	-	44,147,849

Guaranteed investment contracts:
Stable value funds	-	9,871,219	9,871,219

Common collective trusts:
Money market funds	-	6,810,101	6,810,101
Asset allocation funds	-	6,972,203	6,972,203
Bond funds	-	2,398,722	2,398,722
International equity funds	-	1,134,475	1,134,475
Mid-cap equity funds	-	1,717,039	1,717,039

Total	-	19,032,540	19,032,540

Separate accounts:
Company stock funds	-	19,123,652	19,123,652
Bond funds	-	8,359,631	8,359,631

Total	-	27,483,283	27,483,283

Total investments at fair value	$44,147,849	$56,387,042	$100,534,891

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Eaton Personal Investment Plan

EIN 34-0196300

Plan Number 162

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$122,563,115
*	Interest in Eaton Stable Value Fund - see Footnote 1	Guaranteed Investment Contract	N/A	39,286,666
*	Participant Loans	4.0 - 9.25%; various maturity dates	N/A	5,548,475

				$167,398,256

Footnote 1 - denotes contract value
*	Party-in-interest to the Plan.